1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 30, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
AND PRICE SENSITIVE INFORMATION

ANNOUNCEMENT ON ESTIMATED PROFIT DECREASE FOR THE YEAR 2011

Aluminum Corporation of China Limited ("the Company") and all the members of the board of directors of the Company ("the Board") warrant the truthfulness, accuracy and completeness of the information disclosed herein, and jointly accept responsibilities for any misrepresentation or misleading statement contained in or material omission from this announcement.

I.	ESTIMATED RESULTS FOR THE PERIOD

(1)	Period for estimated results: from 1 January 2011 to 31 December 2011.

(2)

Estimated results: based on the preliminary calculations of the finance department of the Company, the net profits (attributable to the equity holders of the Company) for the year 2011 are estimated to decrease by more than 50% from that for the corresponding period last year. Specific details of the financial information will be disclosed in the annual report of the Company for 2011.

(3)	Whether the estimated results are preliminarily audited by Certified Public Accountants: No.

II.	RESULTS FOR THE YEAR 2010 (COMPARATIVE FIGURES)

Based on the Generally Accepted Accounting Principles of the People's Republic of China and as disclosed in the annual report of the Company for 2010, for the year 2010 (i.e. from 1 January 2010 to 31 December 2010):

(1)	Net profits attributable to equity holders of the Company: RMB778 million;

(2)	Earnings per share: RMB0.06.

III.	MAJOR REASONS FOR ESTIMATED PROFIT DECREASE

Due to Europe's debt crisis and impacts of the global economic environment, the price of aluminum dropped sharply in the fourth quarter of the year 2011. Meanwhile, the price hike of electricity has increased the production cost of the Company. The loss arising from the Company's operations in the fourth quarter has affected the Company's overall annual profits.

IV.	OTHER RELEVANT EXPLANATION

The estimated results are based on preliminary calculations of the finance department of the Company. Finalised details of the financial information will be disclosed and finalized in the annual report of the Company for 2011. Investors should be aware of the investment risks involved.

The Board of Aluminum Corporation of China Limited*
30 January 2012

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
30 January 2012

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary